Exhibit 99.1

IMCC Addresses Accelerated Growth in Germany Through new Supply Agreement with EU-GMP Certified Glasshouse Botanics and Announces a Change to its Board of Directors

IMC Germany’s accelerated growth potential leans strongly on its supply strategy through its ability to partner with cannabis growers for EU-GMP certification, bolstering the company’s supply chain with exclusive product.

TORONTO and GLIL YAM, Israel, June 5, 2024/CNW/ -- IM Cannabis Corp. (CSE: IMCC) (NASDAQ: IMCC) (the "Company", "IMCannabis", or "IMC"), a leading medical cannabis company with operations in Israel and Germany, is experiencing accelerated growth in Germany after the April 1st partial legalization, further to the Company’s press release dated March 25, 2024. Adjupharm GmbH’s, IMC’s German subsidiary (“Adjupharm” or "IMC Germany"), is supporting its growth by further bolstering its supply chain with an additional EU-GMP supplier, GlassHouse Botanics Inc. ("GlassHouse Botanics"), headquartered in Whitewater, Ontario.

The April 1st partial legalization of cannabis in Germany, has potentially paved the way for tremendous category growth. With a population of over 83 million, Germany has more than double the population of California, which had a cannabis industry of about $5 billion in 2023.1 Until the social clubs are up and running, the only legal way to buy cannabis in Germany is with a prescription, driving significant growth in the Medical Market.

“While is impossible to say how big the opportunity in Germany will be, if we assume a 1% penetration and an average spend of $200/month, the German market could have a potential run rate of approximately $2 billion by the end of 2025,” pointed out Oren Shuster, CEO of IMC.

IMC Germany spent 2023 preparing for the legalization by putting the processes in place to drive accelerated growth, while focusing on active cost management with the goal of achieving sustainable profitability. In 2023, IMC Germany delivered +182% growth, outperforming the market by 162%, closing the year as a strong #6 among the cannabis distributors and ranked #1 in sales per SKU2.

“I am extremely proud of the work the team did in 2023, our singular focus built the foundation we are now using to drive accelerated growth,” said Richard Balla CEO of IMC Germany. “Since the April 1st legalization, we immediately started to see an increase in the demand. Our sales from April through the end of May have increased by over 160% versus the average sales of the last six months before legalization. The medical cannabis market clearly is evolving; however, it is too early to assess the mid to long term effect.  What has become clear though, is the importance of a consistent, reliable supply chain. It needs to be able to match the pace of the rapidly growing market.”

All cannabis flowers that are sold through pharmacies must come from an EU-GMP facility.  Of all the licensed Canadian cannabis producers, fewer than 20 are EU-GMP certified3, making this one of the primary supply chain bottle necks, limiting the ability of German medical cannabis distributors to import product from Canada. IMC Germany is able to build a more robust, exclusive supply chain by having the necessary certifications and qualified personnel to preform EU-GMP 3rd country inspections for qualified cannabis producers. GlassHouse Botanics is a privately held Canadian corporation in the business of cultivating and processing pharmaceutical-grade medical cannabis flower. Through their partnership with IMC Germany, they received their EU-GMP certification.

“One of our key objectives is to make sure that our supply chain is strong enough to meet the demand,” commented Oren Shuster. “Our ability to perform EU-GMP 3rd country inspections for licensed cannabis growers is a fundamental part of the strategy.  We are delighted to have exclusively launched GlassHouse Botanics’ first strain and have already started the EU-GMP audit process with additional licensed growers, further supporting our supply strategy.”

“GlassHouse Botanics was built on the premise to create a highly efficient, state-of-the-art facility, custom-made for EU-GMP certification,” said Jeff Black, CEO and Founder of GlassHouse Botanics. “Through our EU-GMP certification, we can now focus on ramping up production to supply the growing demand in the German medical cannabis market.”

1 https://www.cannabisbusinesstimes.com/news/california-cannabis-market-sales-taxes-billion-2024/
2 Insight Health. German Market Data. 2023 Full Year Results
3 https://eudragmdp.ema.europa.eu/inspections/gmpc/searchGMPCompliance.do?ctrl=searchGMPCResultControlList&action=Page&param=0

Change to Board of Directors

In addition, IMC announces today that Marc Lustig will be stepping down as director of the Company and as Chairman of the Board of Directors, effective immediately.

The Board of Directors has appointed Oren Shuster, currently a director and CEO of IMC, as the new Chairman of the Board of Directors of IMC.

“The Board of Directors would like to thank Marc for his steadfast dedication and contributions to IMC during his tenure as Chairman of the Board,” said Oren Shuster.

“I believe the Chairman role will be in better hands with Oren, who can fully dedicate his focus to it. It has been a pleasure to serve as the Chairman of the Board of the Company over the past few years and I believe IMC has persevered through a very challenging environment but is now positioned to excel,” said Marc Lustig.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets, with a focus of achieving sustainable and profitable growth. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to statements relating to compliance with NASDAQ's continued listing requirements, and timing and effect thereof and the potential for an extension to regain compliance; Company leaving the Canadian cannabis market to focus on Israel, Germany and Europe and the potential outcome and effect of the collaboration with GlassHouse Botanics in the German market; and the stated benefits of the partial legalization of cannabis in Germany.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to: the Company’s ability to maintain NASDAQ’s continued listing requirements, the Company’s ability to focus on Israel, Germany and Europe; the Company’s ability to realize upon the stated benefits of the collaboration with GlassHouse Botanics in the German market; and the Company’s ability to realize upon the stated benefits of the partial legalization of cannabis in Germany.The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:  the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and Focus Medical (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt and war, conflict and civil unrest in Eastern Europe and the Middle East; and the risk of the Company’s inability to capitalize upon the partial legalization of cannabis in Germany.  Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report dated March 28, 2024, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Financial Outlook

The Company and its management believe that the sales and anticipated sales figures contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered future-oriented financial outlooks and financial information (collectively, "FOFI") under applicable securities laws. These estimates and any other FOFI included herein have been approved by management of the Company as of the date hereof. Such FOFI are provided for the purposes of presenting information about management's current expectations and goals relating to the benefits of and increased sales of Adjupharm due to the partial legalization of cannabis in Germany. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above under "Disclaimer for Forward Looking Statements", it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any FOFI, whether as a result of new information, future events or otherwise, except as required by securities laws.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com

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